November 9, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (804) 783-7621

Mr. O. R. Barham, Jr.
President and Chief Executive Officer
Virginia Financial Group, Inc.
102 South Main Street
Culpeper, VA 22701

> **Re: Virginia Financial Group, Inc.**
> **Amendment Number One to Registration Statement on Form S-4**
> **Filed on October 26, 2007**
> **File Number 333-146249**

Dear Mr. Barham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file the board books as exhibits. See Item 21 (c) of Form S-4.

2.   We note your response to comment 21 of our letter dated October 17, 2007, regarding your determination of Virginia Financial Group (VFG) as the accounting acquirer despite FNB Corporation (FNB) owning a majority of the voting rights in the combined entity. Please address the following regarding your determination of VFG as the accounting acquirer:

.   Tell us how you weighted each of the criteria in paragraph 17 of SFAS 141 in reaching your determination; and

. Tell us in further detail how you considered the guidance in paragraphs 17.a and 17.b of SFAS 141 regarding groups of owners either controlling a larger portion of the voting rights or a large minority voting interest.

Selected Historical Financial Data of VFG, page 14

3. We note your response to prior comment number 4; however, there has been no change in the size of the type. Please revise to use a consistent type size.

The Merger – Background of Merger, page 32

4. We note your response to prior comment number 14. Please revise to refer the investor to Exhibit 99.8 for fuller disclosure of their reasons to oppose the merger.

VFG's Reasons for the Merger, page 37

5. Please have the discussion of the recommendation specifically mention each line item in Sandler O'Neill's analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

FNB's Reasons for the Merger, page 40

6. As previously requested, please have the discussion of the recommendation specifically mention each line item in Davenport's analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Opinion of VFG's Financial Advisor, page 44

7. We note your response to comment number 2; however, projections exchanged between parties can be considered to constitute material, non-public information. Please provide us with the exchanged projections.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Scott H. Richter, Esq.
LeClairRyan, A Professional Corporation
951 East Byrd Street – 8th Floor
Richmond, VA 232219